United States securities and exchange commission logo





                             February 21, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 23,
2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Cover Page

   1. We note your disclosure on page 51 that following the consummation of the business combination, Alternus
will own a majority of the Company   s common stock, and as a
                                                        result, Alternus will
be able to substantially influence matters requiring Company stockholder or board
approval, including the election of directors, approval of any potential acquisition
of Company, changes to Company   s organizational documents and
                                                        significant corporate
transactions. Please revise your cover page to disclose that Alternus will own 64% of your
common stock following the closing of the business combination, assuming no redemptions
by holders of Clean Earth   s public shares. Please also
                                                        advise whether you will
be a controlled company under Nasdaq rules. If so, please include appropriate disclosure
of this status on the prospectus cover page, Summary of the Proxy
                                                        Statement, and Risk
Factors. Please also disclose the corporate governance exemptions available to a
controlled company and whether you intend to rely on these exemptions.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 2 21, 2023 Page 2
FirstName LastName
Summary Term Sheet, page x

2. We note your disclosure in the last bullet point on page xiv that your Sponsor invested a total of $915,000 for 7,666,667 founder shares and 890,000 private units. However, based on your disclosures in bullet points 7 and 8 on this page, it appears your Sponsor invested
         $8,925,000 for these shares and units. You also make this same disclosure on page 34.
         Please revise as appropriate.
3. Please revise your table presenting possible sources of dilution to include a presentation reflecting the dilutive impact of the Earn Out Shares.
Questions and Answers for Stockholders of Clean Earth
Q: How will the business combination impact the shares of the Company outstanding after the business combination?, page xix

4. You disclose that immediately after the business combination and the consummation of the Transactions contemplated thereby, including the shares of common stock issuable on automatic conversion of the rights, the number of common shares issued and outstanding will increase to 98,246,111 shares (excluding shares issuable upon exercise of any warrants following the Closing and assuming no redemptions). However based on the information presented in the table on page xii, shares issuable on exercise of warrants appear to be included in this number. Please revise your disclosure as appropriate.
Q: Who will be controlling shareholder of the Company post-Closing?, page xx

5. Please revise to clarify that Alternus will be your controlling shareholder.
Q: May the Sponsor, the initial stockholder or the Company's directors or officers or their affiliates purchase shares or public warrants, page xxiv

6. We note your disclosure that your initial stockholder and your directors, officers, advisors and their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. We further note you disclose that the purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in the
         Business Combination Agreement, where it appears that such requirement would otherwise not be met. Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5. To the extent that you are relying on
         Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Structure of the Business Combination, page 2

7. Please disclose in this section the material terms of the business combination agreement
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 3 21, 2023 Page 3
FirstName LastName
         relating to vesting of the Earnout Shares.
Simplified Post-Business Combination Structure, page 3

8.       Please revise your diagram depicting the Company   s organizational
structure immediately
         following the consummation of the Equity Exchange to disclose the ownership interests held by the initial stockholders, including Clean Earth's sponsor and directors and officers, Alternus, and public stockholders.
Ownership of the Company following the Business Combination, page 4

9. Please revise your table illustrating the varying ownership levels in the
         Company immediately following the consummation of the business combination to reflect the 33.3% of the founder shares which become subject to vesting on closing of the business combination and the 2,300,000 shares which will be issuable on conversion of the Rights which will automatically convert on closing of the business combination.
Summary of the Proxy Statement
Opinion of Cabrillo Advisors, Inc., page 7

10. We note your disclosure that Cabrillo Advisors delivered its fairness opinion, dated
         October 9, 2022 (the    Opinion   ), to your board of directors that,
as of the date of the
         Opinion and subject to and based on the assumptions made, procedures followed, other matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Transaction was fair, from a financial point of view to the holders of
         Clean Earth   s common stock. Please disclose, if true, that the
fairness opinion addresses
         fairness to all shareholders as a group, and not only those shareholders unaffiliated with the sponsor or its affiliates.
Risks Related to Alternus' Business and Industry, page 15

11. We note that you have disclosed risks related to Alternus throughout this section. Please revise your risk factors to clarify the nature and extent of these risks to the post-
         combination company. For example, we note that Alternus will continue as a separate company with certain retained subsidiaries, and will be the majority holder of Clean
         Earth   s outstanding common stock.
12. We note your disclosure on page F-96 that during the nine-month period ended September
         30, 2022, four customers represented 30%, 13%, 12%, and 12% of revenues. Please add related risk factor disclosure, or tell us why you do not believe this presents a material risk.
Impact of RePowerEU programme on Alternus' business and future prospects, page
20

13. We note your disclosure regarding the RePowerEU programme. Please revise to clarify the related risks that are material.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 4 21, 2023 Page 4
FirstName LastName
If Alternus fails to comply with financial and other covenants under debt arrangements, page 24

14. We note your disclosure in this section that Solis Bond Terms require consent from the bond holders to transfer Solis Bond Company and its subsidiaries under Clean Earth
         Acquisitions Corp. on Closing, and your disclosure that if Alternus does not receive consent from the Bond holders, Alternus will seek to refinance the Solis Bond prior to
         Closing. We also note your disclosure that Alternus has no assurance that such a refinancing will close at all or on terms that are satisfactory to Alternus, and in turn, the
         Company. Please revise to clarify the significance of this risk, and whether the receipt of such consents or refinancing are conditions to closing the business combination.
Risks Related to Clean Earth and the Business Combination, page 33

15. We note that Section 13.1 of your Proposed Charter attached as Annex C includes an exclusive forum provision identifying the Court of Chancery of the State of Delaware as
         the exclusive forum for certain litigation, including any
derivative action.    We also note
         that this provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Please describe this provision in your proxy statement and address any uncertainty about enforceability. In addition, provide related risk factor disclosure addressing the impact on shareholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage
         claims or limit investors    ability to bring a claim in a judicial
forum that they find
         favorable.
16. It appears that substantially all of your assets and a majority of your directors and officers are located outside the United States. Please include related risk factor disclosure addressing the impact to U.S. stockholders on their ability to effect service of process, enforce judgments, and bring original actions in foreign courts to enforce liabilities based on U.S. laws, including U.S. federal securities laws.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold, page 39

17. We note your disclosure here that under registration rights agreements included in the
         Investor Rights Agreement entered into with the Sponsor and Alternus, among other things, stockholders will be entitled to customary registration rights following their respective lock-up periods. We also note your disclosure on page 219 that pursuant to the terms of the Investor Rights Agreement, the Company will be obligated to, among other things, register for resale such securities that are held by the parties thereto from time to time. Please revise to disclose the amount of shares of common stock which will be
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 5 21, 2023 Page 5
FirstName LastName
         subject to resale registration rights.
Clean Earth and Alternus have incurred and expect to incur significant transaction and transition costs, page 45

18. We note your disclosure that Clean Earth and Alternus have incurred and expect to incur significant transaction and transition costs in connection with the business combination.
         Please quantify these costs.
Background of the Business Combination, page 89

19. We note your disclosure that after initial vetting, the deal team documented a total of 105
         potential targets, and that Clean Earth deal team   s preliminary due
diligence of these
         potential targets progressed to various stages, with secondary stages including signing non-disclosure agreements. We further note the deal team next developed a list of four finalists and met in person with executives of three of the four finalists to confirm analysis
         and fit with Clean Earth   s selection criteria and mutual goals, and
that based on this final
         stage of vetting, recommended that the Board move forward with Alternus to sign a letter of intent. Please expand your discussion in this section to describe the process utilized to evaluate the other four finalists. Please discuss the information gathered, how and by whom it was evaluated, the negotiations, if any, which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not consider any alternative proposal.
20. We note your disclosure that, during April and May 2022, informal discussions took place
         between Clean Earth   s deal team and Alternus management, concerning
a letter of intent,
         including a minimum valuation and percentage ownership mutually acceptable as a baseline, levels of debt being sought to complete projects in the existing pipeline and any desired equity and cash. These discussions appear to have taken place prior to and during the Clean Earth deal team's vetting of the other potential targets. Please expand your disclosure in this regard.
21. We note your disclosure that on August 4, 2022 there were discussions in New York City with Alternus, Clean Earth and JonesTrading, at which, among other things, the parties addressed framing the terms of the Business Combination Agreement based on the letter of intent, including addressing the terms of an earnout based on the most recent valuation, and adding an implied share price as an earnout target to take into account scenarios where target EBITDA would be obtained, but market conditions may result in share price targets not being achieved in the same timeframe. Please expand your disclosure to include a more detailed description of the negotiations surrounding this earnout consideration, including how the earnout consideration component came about and how the parties ultimately agreed on the earnout consideration of up to 35,000,000 Earn Out
         Shares.
22. You disclose that, on May 10, 2022, Alternus provided four-year financial projections from 2022-2025 to Clean Earth. You also disclose that the valuation of Alternus was
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 6 21, 2023 Page 6
FirstName LastName
         based, in part, on the forecast provided by Alternus and that, in supporting its decision to enter into the Business Combination Agreement and the Transactions, the Board
         considered, among other factors, Alternus' projections. Please revise to clarify whether these references to Alternus' projections relate to the four-year projections from 2022-
         2025 provided by Alternus to Clean Earth or to other additional projections. In addition, please revise to clarify the projections relied upon by the fairness advisor in rendering the fairness opinion. We may have additional comments.
23. Revise to clearly identify the representatives or members of management who participated in the referenced meetings and discussions. As examples, we note your general references to "Clean Earth, "Alternus," "Alternus management," and "Clean Earth management."
24. We note your disclosure that, on August 10, 2022, Clean Earth and JonesTrading executed an engagement letter confirming the retention of JonesTrading as financial advisor and as placement agent with respect to potential future financing in connection with the Business
         Combination. We also note you disclose that at a meeting of the Board of Directors on
         September 6, 2022, JonesTrading made a presentation to the Board of Directors concerning a Committed Capital on Demand equity facility to provide financing post-
         business combination closing and the Board discussed the facility. Please clarify whether a financing is contemplated in connection with the closing of the business combination.
         In this regard, we note that the definition of "Available Cash" in your Business
         Combination Agreement includes "any and all amounts that are raised by Seller or its
         Subsidiaries between the date of [the] Agreement and the Closing that were facilitated by
         JonesTrading Institutional Services LLC, Citigroup Global Markets Inc. or any of their respective Affiliates." We may have additional comments.
25. We note that Clean Earth's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted Clean Earth's search for an acquisition target.
Projected Financial Information, page 112

26. We note your summary of the principal assumptions used by Alternus management in preparing the projected financial information. Please revise to quantify the assumptions underlying your revenue projections, including production estimates, as appropriate.
27. We note your estimated revenue projections of $49.3M, $116.3M and $251.2M in fiscal years 2023, 2024 and 2025, respectively. Please address the following:

             Revise to disclose whether you believe your revenue projections are comparable to the actual historical revenue growth rates of publicly traded peer companies; and
             Tell us whether alternative    cases    or    sets    of
projections were prepared. If so, tell us
         how you considered disclosing these alternative projections and related assumptions used in their preparation.
Reconciliation of Non-GAAP Measures, page 115
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 7 21, 2023 Page 7
FirstName LastName

28. You present measures for gross profit and gross margin in your reconciliation of non-
         GAAP measures. Please revise the captions for these measures to clarify that they represent non-GAAP gross profit and non-GAAP gross margin. Also revise your disclosure to reconcile non-GAAP gross profit to the most directly comparable GAAP measure, fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-
         K.
Information About Alternus
Overview, page 154

29.      Disclosure in this section under    Overview    does not appear to be
consistent with the
         information under    Overview    on page 172, such as with respect to
the number of parks
         in your operational portfolio. Please revise or advise.
30. We note your disclosure that you have $400 million of future lifetime revenues remaining from the 47 parks you currently operate. Please tell us how you considered whether future lifetime revenues represents a projection for which you should also disclose net income or income from continuing operations pursuant to the guidance in Item 10(b)(2) of
         Regulation S-K. If alternatively, you consider future lifetime revenues to be a metric, tell us how you considered disclosing how your management uses this information in managing or monitoring your business and how such information is useful to your investors as per the guidance in SEC Release No. 33-10751.
Prior Change of Accountant, page 200

31. Revise to provide all of the disclosures regarding the engagement of your new accountant,
         Mazars Group required by Item 304(a)(2) of Regulation S-K. You also disclose on page
         194 that you have not had any disagreements with your accountants on accounting and financial disclosure reportable under Item 16-F of Form 20-F. Revise to reflect that you are now subject to Item 304 of Regulation S-K and to provide all of your disclosures regarding the change in accountants in the same location in the registration statement.
Executive Compensation, page 208

32. Please update your compensation disclosure to reflect information for the last completed fiscal year ended December 31, 2022. Refer to Item 8 of Schedule 14A. Beneficial Ownership of Securities, page 220

33. Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A.
Report of 2020 Independent Registered Public Accounting Firm, page F-38

34.      Please revise the independent auditor   s report to provide a
conformed signature of
         Marcum LLP.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany21,
February   NameClean
             2023      Earth Acquisitions Corp.
February
Page 8 21, 2023 Page 8
FirstName LastName
Financial Statements of Alternus Energy Group Plc for Fiscal Year Ended December 31, 2021
Note 5. Business Combination and Acquisitions of Asset, page F-62

35. You provided the audited historical financial statements for LJG Green Source Energy
         Beta S.R.L., the SIG 24 Portfolio companies and Solarpark Samas Sp. Z.O.O. for fiscal years ended December 31, 2020 and 2019. Please update to provide unaudited interim financial statements for the most recent interim period prior to the acquisition of each of these acquired entities. Refer to Rule 8-04 of Regulation S-X. Financial Statements of Lucas EST SRL and Ecosfer Energy SRL
Combined Statements of Income, page F-116

36. The Income / (Loss) Before Taxes line item appears to represent the net of financial income and financial expenses as opposed to income / (loss) before taxes. Please revise as appropriate.
Annex G - Opinion of Cabrillo Advisors, page G-1

37. We note your opinion letter from Cabrillo Advisors included as Annex G to the registration statement states that the "opinion is not to be relied upon by any stockholder of the Company, excluding the Board (in its capacity as such), by the Investors or by any other person or entity, and "[t]his opinion shall not be used for any purpose other than by the Board in connection with or otherwise related to the Transaction." This language suggests that shareholders may not consider or rely on the information in the opinion which you have included with your proxy statement. Please revise to remove this limitation on reliance.
General

38. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
39. With a view toward disclosure, please tell us whether Clean Earth's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure in this filing that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
February 21, 2023
Page 9
      of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameAaron T. Ratner
                                                           Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                           Office of Energy &
Transportation
February 21, 2023 Page 9
cc:       Steven Burwell, Esq.
FirstName LastName